                                                                January 19, 2010

VIA EDGAR

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

     RE:  TEFRON LTD.
          FORM F-3
          FILED AUGUST 21, 2009
          FILE NO. 333-161466

Dear Sir:

     On behalf of Tefron Ltd. ("TEFRON"), we respectfully set forth below
Tefron's responses to the comments raised by the Staff in its comment letter dated September 16, 2009 (the "LETTER") with respect to the Form F-3 of Tefron filed on August 21, 2009. We have noted the Staff's comments in bold face type and Tefron's responses in regular type. The numbering corresponds to the comment numbers in the Staff's above-referenced letter. References in the responses to
"we" and "our" refer to Tefron.

GENERAL

     1.   IT DOES NOT APPEAR THAT YOU ARE ELIGIBLE TO MAKE A PRIMARY OFFERING
          UNDER FORM F-3 GENERAL INSTRUCTIONS I.B.1 OR I.B.5, OR THAT THIS IS A
          TRANSACTION THAT IS ELIGIBLE TO BE REGISTERED UNDER GENERAL
          INSTRUCTIONS I.B.4. PLEASE ADVISE US IN DETAIL OF YOUR ELIGIBILITY TO
          REGISTER THIS TRANSACTION ON FORM F-3, OR REVISE YOUR FILING AND
          REGISTER THE TRANSACTION ON AN APPROPRIATE FORM. REFER TO SECURITIES
          ACT FORMS COMPLIANCE AND DISCLOSURE INTERPRETATIONS QUESTION 116.20,
          AVAILABLE AT www.sec.gov.

          In response to the comment received, we have filed Amendment No. 1 on
          Form F-1.

     2.   WE NOTE THAT YOUR FORM 20-F FILED JUNE 30, 2009 INDICATES THAT THE
          COMPANY'S ORDINARY SHARES ARE REGISTERED UNDER SECTION 12(B) OF THE
          EXCHANGE ACT. WE ALSO NOTE THAT THE NEW YORK STOCK EXCHANGE FILED A
          FORM 25 ON JANUARY 20, 2009, DELISTING THE COMPANY'S SHARES. PLEASE
          PROVIDE US WITH YOUR ANALYSIS ADDRESSING WHETHER THE COMPANY HAS BEEN
          SUBJECT TO THE REQUIREMENTS OF SECTION 12 OR 15(D) OF THE EXCHANGE ACT
          FOR THE PREVIOUS 12 CALENDAR MONTHS, AS REQUIRED BY FORM F3 GENERAL
          INSTRUCTIONS I.A.2, AND IF SO, UNDER WHICH SECTION OR RULE.

          In response to the comment received, we have filed Amendment No. 1 on
          Form F-1.

     3.   WE NOTE YOUR RISK FACTOR DISCLOSURE ON PAGE 15 REGARDING THE COMPANY'S
          LIQUIDITY CHALLENGES, AND YOUR PRESS RELEASE REGARDING YOUR SECOND
          QUARTER FINANCIAL RESULTS FILED ON FORM 6-K ON AUGUST 21, 2009,
          INDICATING A 48% DECREASE IN REVENUES AND A SUBSTANTIAL INCREASE IN
          NET LOSS, AS COMPARED TO YOUR SECOND QUARTER OF FISCAL 2008. PLEASE
          ADD SUMMARY AND RISK FACTOR DISCLOSURE ADDRESSING THE EFFECT AN
          UNSUCCESSFUL OFFERING WOULD HAVE ON YOUR LIQUIDITY POSITION AND THE
          IMPACT THIS WOULD HAVE ON YOUR INVESTORS, GIVEN THE COMPANY'S CURRENT
          FINANCIAL POSITION.

          In response to the comment received, we have added disclosure on page
          3 under the heading "Memorandum of Understanding with Our Bank
          Lenders" (first paragraph) and risk factor disclosure on page 22 to the Amendment No. 1.

     4.   YOUR REGISTRATION STATEMENT APPEARS TO BE INCOMPLETE WITH MANY BLANK
          SPACES AND MISSING TERMS AS TO YOUR OFFERING. PLEASE INCLUDE THE
          MISSING TERMS AS THEY BECOME KNOWN.

          We have completed a number of the blank spaces. Most of the information for the remaining blank spaces relates to dates, which will be included as the information become known.

     5.   IN THIS REGARD, PLEASE CLARIFY WHEN YOU WILL SET THE SUBSCRIPTION
          PRICE AND THE DURATION OF THE EXERCISE PERIOD FOR THE STOCK RIGHTS.

          The Board of Directors of Tefron has set the subscription price.
          Tefron expects to set the duration of the exercise period prior to requesting acceleration of the registration statement.

EXHIBITS

     6.   PLEASE FILE AN OPINION OF COUNSEL AS TO THE LEGALITY OF THE SECURITIES
          YOU ARE REGISTERING PRIOR TO REQUESTING ACCELERATION.

          An opinion of counsel as to the legality of the securities will be filed prior to requesting acceleration.

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If you have any questions or concerns, please call the undersigned at
972-3-607-4444.

                                               Very truly yours,

                                               /s/ Perry Wildes

                                               Perry Wildes, Adv.

cc:  Mr. Eran Rotem

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